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May 1, 2007	WRITER’S DIRECT LINE 813.225.4122 ccreely@foley.com Email 037203-0107

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Accentia Biopharmaceuticals, Inc.
Registration Statement on Form S-3
File Number 333-141626

Dear Mr. Riedler:

This letter is in response to the Staff’s comment letter dated April 26, 2007 to Amendment No. 1 (“Amendment No. 1”) to the Form S-3 Registration Statement (the “Registration Statement”) that was originally filed by Accentia Biopharmaceuticals, Inc. (the “Company”) on March 28, 2007 (the “Filing Date”). To aid in your review, the staff’s comment is reproduced below in bold italics and followed by the Company’s response. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.	We note your response dated April 19, 2007, and that you are registering the sale of 14,924,585 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(A)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

Securities and Exchange Commission

May 1, 2007

•	Any relationship among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•

The discount at which the selling shareholders will purchase the common stock underlying the convertible securities (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

RESPONSE: The Company has carefully reviewed the facts and circumstances relating to its eligibility to conduct a primary offering on Form S-3 (“Primary Eligibility”) and its eligibility to conduct a primary at-the-market offering under Rule 415(a)(4), and for the reasons more particularly described below, the Company believes that such facts and circumstances do support its Primary Eligibility.

We note that the Staff’s comment focuses on the Transaction Requirement under Form S-3 General Instruction I.B. (the “Transaction Requirement”), and not the Registrant Requirements under Form S-3 General Instruction I.A. (the “Registrant Requirements”); however, for the avoidance of doubt, the Company does confirm that it meets all of the relevant Registrant Requirements.

With respect to the Transaction Requirement, the Company calculated the aggregate market value of its common equity held by non-affiliates as of February 9, 2007 (the “Calculation Date”), a date within 60 days prior to the Filing Date. On February 9, 2007, (i) the closing price of the Company’s common stock was $4.50, (ii) the number of shares of common stock outstanding was 32,415,263, and (iii) the number of shares of common stock held by affiliates was 15,256,747, which results in 17,158,516 shares of common stock held by non-affiliates and a $77,213,322 aggregate market value of common equity held by non-affiliates (the “Market Value”). As the Market Value exceeds $75,000,000 on the Calculation Date, the Company meets the Transaction Requirement.

Securities and Exchange Commission

May 1, 2007

If you have any questions regarding the Company’s analysis of Market Value, please do not hesitate to contact the undersigned at (813) 225-4122.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely

Enclosures